The Discovery Engine



SYMYX

2001

first

commercialized product

strong

development pipeline

large

markets

extraordinary

opportunities

SYMYX TECHNOLOGIES is a pioneer of high-speed combinatorial technologies for revolutionizing the discovery of new materials. Through a combination of powerful miniaturization, automation and parallel processing technologies, our scientists are able to generate hundreds to thousands of materials at a time and screen these materials rapidly and automatically for desired properties. This approach can deliver results hundreds to thousands of times faster than traditional research methods, at a fraction of the cost. With one discovered and commercialized material, numerous product candidates in our development pipeline, and a throughput of approximately one million experiments per year, we have demonstrated that our platform is a highly efficient and productive DISCOVERY ENGINE.

SYMYX

to our stockholders

2001

Symyx' progress in 2001 confirms our leadership position in the growing field of combinatorial materials discovery. During the year, we marked the first commercialization of a Symyx discovered material, strengthened our product pipeline, broadened our relationships with industry partners, increased our intellectual property portfolio and expanded our sales and marketing capabilities to realize new growth opportunities worldwide.

Despite challenges in the overall business climate, we also met our financial goals, achieving four consecutive quarters of profitability and generating revenues of $60.0 million, an increase of thirty-nine percent over 2000. We ended the year with net income of $6.3 million, or $0.20 per share on a diluted basis. In addition, we generated positive cash flow, ending the year with $113.3 million in cash, cash equivalents and marketable securities. These accomplishments validate the strength of our multi-dimensional business model, which drives revenue growth through three distinct business units: Proprietary Materials, Industry Collaborations and Discovery Tools.

PROPRIETARY MATERIALS: BEGINNING COMMERCIALIZATION

In 2001 we strengthened our pipeline of proprietary materials discovered through both our internal research programs and through collaborations with industry partners. In October, we realized a significant milestone when Prolinx, Inc. introduced the first commercial product to incorporate a Symyx material – a novel polymer for proteomics applications discovered through our internal research efforts. This achievement demonstrates our ability to quickly identify high-value materials with near-term commercialization potential. Our pipeline at the end of 2001 included 12 development candidates, all of which have completed the discovery phase and are in various stages of development by either Symyx or a Symyx licensee. We expect to earn royalties or milestone payments from the sale of commercialized development candidates.






Pictured clockwise from top left:

STEVEN GOLDBY
Chairman and Chief Executive Officer

JERYL L. HILLEMAN
Senior Vice President and Chief Financial Officer

ISY GOLDWASSER
President and Chief Operating Officer

W. HENRY WEINBERG, PH. D.
Senior Vice President and Chief Technical Officer

INDUSTRY COLLABORATIONS: EXPANDING OPPORTUNITIES

We broadened our research programs with industry partners in 2001, adding new customers, renewing existing agreements and expanding into the pharmaceutical area for the first time. In June, we announced a relationship with Merck & Co. to develop a Discovery Tools polymorph system for use in rapidly determining the optimal crystalline forms of drug candidates. In December, Eli Lilly and Company also signed an agreement in the field of drug polymorphs. In the past year, we also added collaborations with ExxonMobil Chemical Company and Rhodia S.A., and extended agreements with Celanese, ICI, Unilever and two undisclosed partners. These partnerships represent a diverse mix of programs and customers, indicating the power of our technology to address a wide range of market opportunities.

DISCOVERY TOOLS: GROWING REVENUE SOURCE

Revenues from our Discovery Tools business more than doubled in 2001, as we increased our installed base of systems among customers interested in using our proprietary instrumentation, software and methods to speed their research efforts. We signed new or extended purchase agreements with several customers, including GIRSA, Sumitomo Chemical, Merck & Co. and Eli Lilly and Company, and shipped five systems to ExxonMobil Chemical Company, GIRSA and Sumitomo Chemical. We also receive royalties from selected instruments and software sold through licensees. In 2001 we earned royalties from Argonaut Technologies, Inc. and added new commercial partnerships with Zeton Inc., Zinsser Analytic GmbH and Polymer Laboratories, Ltd.

INTELLECTUAL PROPERTY: MAJOR ASSET

We are aggressively building a comprehensive intellectual property portfolio to protect our pioneering inventions in combinatorial materials discovery. In 2001, we were granted our first European patents, including four with broad claims directed toward the preparation and screening of arrays used in accelerating the discovery and





optimization of commercially important polymers, including polyolefins, as well as catalysts for such polymers. In the U.S., our number of issued patents more than doubled last year. Among these more than 20 new patents are five that cover essential methods for rapid polymer research. In addition, we were granted a broad patent covering our Parallel Pressure Reactor (PPR), including apparatus and methods used in the high-throughput synthesis, screening and characterization of materials. Our PPR is widely utilized in our Industry Collaborations, polymer research and internally funded programs, and is a key component of our Discovery Tools business.

ORGANIZATIONAL EXPANSION

To support and expand our growing worldwide customer base, we established sales and marketing capabilities in Europe, Japan and the U.S. in the past year. In Europe, we created Symyx Technologies AG, a wholly owned subsidiary based in Basel, Switzerland; in Japan, we initiated a distribution agreement with CTC Laboratory Systems to support sales of our Discovery Tools and Renaissance Software, and in the U.S., we opened a sales office in New Jersey to serve east coast pharmaceutical and chemical companies.

Building on our accomplishments of 2001, we believe that we enter 2002 well positioned to grow and deliver strong financial performance. In the coming year we look forward to making new discoveries, advancing discovered materials toward and into the market and continuing to build on our technologies. In this way, we expect to remain at the forefront of revolutionizing the discovery of new materials to create exceptional value for our customers, partners, stockholders and employees.

Steven Goldby

STEVEN GOLDBY
Chairman and Chief Executive Officer
Symyx Technologies, Inc.


VERSALINX
4 Slides
Store at RT. NOT FOR RESALE.
FOR RESEARCH PURPOSES ONLY.

Prolinx

our first
commercialized
product

Product: **COATING POLYMER FOR PROTEOMICS**

Industry: Life Sciences

Shown here: The Prolinx Versalinx Protein Microarray Technology which incorporates Symyx' proprietary polymer coating

Description: In late 2001, Prolinx launched the Versalinx™ Protein Microarray Technology — the first commercial product incorporating a Symyx-discovered material. The Symyx polymer provides a protein-friendly, high-contrast/low-background support for protein immobilization and expression analysis. Our non-exclusive license agreement with Prolinx, a leading developer of bioresearch tools, is our first in the high-growth market of proteomics — the study of the myriad of proteins that function within an organism. Protein arrays are being developed for use in identifying potential new drug targets, high-throughput screening of drug candidates and rapid disease diagnosis.

2001

our discovery process

our intellectual property

Symyx creates and operates highly integrated, complete systems that enable scientists to discover and optimize new materials hundreds to thousands of times faster than traditional trial-and-error research methods. Consisting of proprietary instrumentation, software and methods, our systems aim to increase R&D productivity by dramatically increasing the rate of innovation while reducing the cost and time to market. Our process begins with the use of robotics to synthesize arrays of materials on a miniaturized scale, creating hundreds to thousands of chemically diverse materials on a single surface. These materials are then rapidly screened for desired chemical, thermal, optical, electronic or mechanical properties. The results are captured in a database and analyzed to help scientists make well-informed decisions about the next phase of experimentation.

Key to the success of our high-speed approach is our robust informatics platform, which encompasses data storage and mining, statistical analysis and lab automation. Our discovery process is driven by a growing employee base, including specialists in catalysis, polymer synthesis, analytical chemistry, inorganic chemistry, engineering, physics, automation, software development and life sciences.

Symyx' broad and growing intellectual property portfolio reflects our pioneering position in the field of combinatorial materials discovery. In 2001, we were awarded 24 patents, including our first patents in Europe. Our patent portfolio as of year end 2001 consisted of 36 issued U.S. patents, four European patents, and more than 330 patent applications pending worldwide. These patents and applications cover composition of matter, instruments and methodology, and include issued patents with broad claims in combinatorial methodologies.







Product: **X-RAY STORAGE PHOSPHOR FOR COMPUTED RADIOGRAPHY**

Industry: Life Sciences

Shown here: A thermoelectric screening wafer used to discover the Agfa phosphor

Description: Agfa, a Belgian manufacturer of film and imaging equipment, plans to commercialize an X-ray storage phosphor developed by Symyx as an enabling component of its new-generation, flat-panel X-ray imaging system. Discovered in less than nine months, this breakthrough phosphor improves image quality, enhances ease of use and reduces X-ray dosage compared to conventional systems. The result is a very compact, fast, high performance X-ray imaging system for use in such applications as general radiography and thorax imaging.



Merck & Lilly

Product: **DRUG POLYMORPHS WORKFLOW AUTOMATION SYSTEMS**
Industry: Life Sciences
Shown here: A Raman spectroscopy performing high throughput screening of drug polymorphs

Description: In mid 2001, we announced an agreement with Merck & Co., and at year-end, with Eli Lilly and Company that mark our entry into the pharmaceutical drug development area. Under the agreements, we will develop and sell Discovery Tools workflow automation systems for the rapid identification of novel crystalline salt and polymorphic forms of small molecule drug candidates. Early selection of the optimal crystalline polymorph is critical for maximizing the potential performance of a drug in clinical trials. By automating development work, these new Discovery Tools systems will allow faster and more comprehensive testing.

2001

our customers

LIFE SCIENCES

In life sciences, we are collaborating with pharmaceutical companies, including Merck & Co. and Eli Lilly and Company, to develop systems for the rapid selection of crystalline polymorphs in the drug development process. We have also contracted with Merck and Lilly to deliver our Discovery Tools solubility systems to conduct high-speed solubility studies on pharmaceuticals. We also collaborate with life sciences companies outside of the pharmaceutical industry, and have discovered several high value materials for life sciences applications. These include a commercialized polymer licensed to Prolinx, an X-ray storage phosphor for computed radiography licensed to Agfa, a polymer to speed DNA separation licensed to Applied Biosystems, a catalyst for the manufacture of pharmaceutical intermediates licensed to Dow Chemical and a polymer for personal care applications licensed to Unilever.

CHEMICALS

In our collaborations in the chemical industry, we develop and apply a broad range of proprietary high-throughput technologies aimed at making breakthrough discoveries leading to improved commercial processes and materials. We are working with a variety of industry leaders, including Celanese, Dow Chemical, ExxonMobil Chemical and Sumitomo Chemical on projects such as polyolefin catalysts, heterogeneous catalysts and polymers for industrial applications, as well as the sale of Discovery Tools.

ELECTRONICS MATERIALS

Our research partnerships with electronics companies and some of our internal programs focus on discovering novel materials for a variety of electronic applications. In one case we discovered an improved battery material. In our collaboration with Osram, we discovered a new lighting phosphor. In two ongoing projects with undisclosed partners, we are working to develop novel metals and new materials for electronic manufacturing applications.









our business model

Symyx is commercializing its technologies and discoveries through three business units: Proprietary Materials, Industry Collaborations and Discovery Tools. To date, we have established customer relationships with approximately 25 life science, chemical and electronic partners, including such leading companies as Celanese, Dow Chemical, Eli Lilly and Company, ExxonMobil Chemical, Merck & Co., Unilever and Sumitomo Chemical.

PROPRIETARY MATERIALS

The power and breadth of our discovery technologies are evident in our Proprietary Materials business. Proprietary materials are discovered through our Industry Collaborations programs and through internal research programs, and are licensed to commercialization partners for a range of royalties and other payments. We currently have one commercialized material and a product pipeline at the end of 2001 consisting of 12 development candidates — materials that have completed the discovery phase and are in various stages of development by either Symyx or a Symyx-licensee.

INDUSTRY COLLABORATIONS

We have a strong base of corporate partners in our Industry Collaborations business. In this area, we perform research for clients in exclusive fields, for which we receive profitable research funding and downstream royalties or other payments on the commercialization of materials we discover.

DISCOVERY TOOLS

To meet the increasing demand for combinatorial Discovery Tools and methodologies, we sell some of our proprietary synthesis and screening instruments, and license the associated software and intellectual property.
To date, we have completed agreements with seven companies for the purchase of Discovery Tools systems with shipments completed to five of these companies.

DOW



Product: **CATALYSTS FOR THE MANUFACTURE OF POLYOLEFINS**

Industry: Chemicals

Shown here: Symyx' high throughput polyolefins reactor

Description: Our Industry Collaboration with Dow Chemical, initiated in January 1999, has identified several new classes of polyolefin catalysts that are currently being developed by Dow. Such catalysts are intended for very large applications in producing new, high value plastics or in reducing the costs of current manufacturing processes. The technological leader in the field of polyolefins, Dow has elected to work with us in each of our three business areas. In 2000, the company purchased a Discovery Tools polyolefins system; it has also licensed catalysts discovered in our Proprietary Materials program for potential use in the production of pharmaceutical intermediates.

performance highlights

DISCOVERED MATERIALS
AS OF DECEMBER 31, 2001

COMMERCIALIZED

DEVELOPMENT CANDIDATES

REVENUE
(IN MILLIONS)


$30.5
$43.3
$60.0
'99
'00
'01

PATENT PORTFOLIO
AS OF DECEMBER 31, 2001

U.S. AND EUROPEAN ISSUED PATENTS ON FILE

APPLICATIONS ON FILE

OPERATING INCOME
(IN MILLIONS)


($3.8)
($7.2)
$2.2
'99
'00
'01

NET INCOME
(IN MILLIONS)


($2.1)
($0.9)
$6.3
'99
'00
'01

DILUTED EARNINGS/LOSS PER SHARE


($0.27)
($0.03)
$0.20
'99
'00
'01

CONTENTS FOR SUMMARY FINANCIAL INFORMATION

The following selected historical information has been derived from the audited financial statements of the Company. The financial information as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 are derived from audited financial statements included on pages 23 to 42 in this Annual Report. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 15 to 22 and the audited financial statements.

	For the Years Ended December 31				
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:	1997	1998	1999	2000	**2001**
(In thousands, except per share data)					
Revenues:					
Service revenues from collaborations and grants	$ 4,806	$13,787	$ 30,497	$ 34,999	**$ 42,629**
Product and license revenues	–	–	–	8,319	**17,391**
Total Revenues	4,806	13,787	30,497	43,318	**60,020**
Operating expenses:					
Cost of products sold	–	–	–	2,775	**6,591**
Research and development	8,764	17,813	26,628	35,898	**38,718**
Sales, general and administrative	2,129	4,515	7,624	11,798	**12,524**
Total operating expenses	10,893	22,328	34,252	50,471	**57,833**
Income (loss) from operations	(6,087)	(8,541)	(3,755)	(7,153)	**2,187**
Interest income	843	1,117	2,542	7,155	**6,117**
Interest and other expense	(352)	(731)	(934)	(924)	**(660)**
Income (loss) before income tax expense	(5,596)	(8,155)	(2,147)	(922)	**7,644**
Income tax expense	–	–	–	–	**1,306**
Net income (loss)	$ (5,596)	$ (8,155)	$ (2,147)	$ (922)	**$ 6,338**
Basic net income (loss) per share	$ (1.97)	$ (2.13)	$ (0.27)	$ (0.03)	**$ 0.21**
Shares used in computing basic net income (loss) per share	2,845	3,829	8,087	28,873	**29,904**
Diluted net income (loss) per share	$ (1.97)	$ (2.13)	$ (0.27)	$ (0.03)	**$ 0.20**
Shares used in computing diluted net income (loss) per share	2,845	3,829	8,087	28,873	**31,196**

	December 31				
CONSOLIDATED BALANCE SHEET DATA:	1997	1998	1999	2000	**2001**
(In thousands)					
Cash, cash equivalents and available-for-sale securities	$20,614	$35,121	$119,270	$111,040	**$113,326**
Working capital	9,860	15,701	102,093	98,139	**101,925**
Total assets	34,861	52,903	148,305	146,221	**151,070**
Long-term obligations, less current portion	4,455	7,591	6,729	3,010	**–**
Total stockholders' equity	25,030	36,166	119,943	123,651	**134,497**

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of this Annual Report contain forward-looking statements that involve risks and uncertainties. These statements typically may be identified by the use of forward-looking words or phrases such as "believe," "expect," "intend," "anticipate," "should," "planned," "estimated," and "potential," among others. All forward-looking statements included in this document are based on our current expectations, and we assume no obligation to update any such forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for such forward-looking statements. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, and results of our businesses include but are not limited to (1) market acceptance of our products and services; (2) uncertainties relating to the pace, quality or number of discoveries of new materials; (3) the dependence on collaborators to successfully commercialize products; (4) uncertainties of patent protection and litigation; (5) future growth strategy; (6) general economic conditions in the United States and in major European and Asian markets; (7) earthquakes, power failures and other disasters; and (8) other factors that might be described from time to time in our periodic filings with the Securities and Exchange Commission, including those set forth under "Risk Factors" in our Form 10-K for fiscal year 2001 and elsewhere in this Annual Report.

Overview

To date, our revenues and cash flows from operations have come from research collaborations with large chemical, life science and electronics companies, license of proprietary materials, sale and license of instruments and software, and government grants. We currently have approximately 25 life science, chemical and electronics collaborative partners and customers worldwide, including such leading companies as Celanese, Dow Chemical, Eli Lilly and Company, ExxonMobil Chemical, Merck & Co., Unilever, and Sumitomo Chemical. We expect that our cash flows and revenue for 2002 will be comprised in large part of payments to be made and revenue to be earned under these and new agreements together with product and license revenue particularly from our Discovery Tools business.

We have invested heavily in establishing the technology, instrumentation and informatics necessary to pursue high throughput discovery for proprietary materials. These materials include:

- polymers, phosphors and catalysts for life science applications;
- catalysts to manufacture commodity chemicals and polyolefins; and
- new materials for electronics applications.

Despite challenges in the overall business climate, we met our 2001 financial goals, achieving four consecutive quarters of profitability and generating revenues of $60.0 million, an increase of 39% over 2000. We ended the year with net income of $6.3 million, or $0.20 per share on a diluted basis. In addition, we generated positive cash flow, ending the year with $113.3 million in cash, cash equivalents and available-for-sale securities.

Our revenue increased from $30.5 million in 1999 to $43.3 million in 2000 to $60.0 million in 2001. Operating expenses increased from $34.3 million in 1999 to $50.5 million in 2000 to $57.8 million in 2001. Our total headcount increased from 170 employees at the end of 1999 to 193 employees at the end of 2000 and to 204 employees at the end of 2001.

We expect to continue to make significant investments in research and development, including the development of new instruments and software, to enhance our technologies. In addition, an important part of our strategy is to expand our operations and employee base, and to build our resources for research and development, business development and marketing.

We have incurred significant losses since our inception. As of December 31, 2001, our accumulated deficit was approximately $13.7 million.

Sources of Revenue and Revenue Recognition Policy

Revenue from collaborations and grants consists of research and development funding received from collaborative partners as well as government grants received for proprietary materials research. Product and license revenue consists of payments from customers for products including proprietary materials, Discovery Tools systems and consumables as well as license fees and royalties on manual laboratory instruments and software sold under license by third parties.

We recognize revenue from the sale of Discovery Tools, and all costs of manufacture are expensed, once customer acceptance has been achieved. A warranty reserve is established at the time of customer acceptance. If there are extended payment terms, we recognize product and license revenue as these payments become due. The Company considers all arrangements with payment terms extending beyond 12 months not to be fixed or determinable. Accordingly, the cost of products sold as a percentage of product and license revenue will fluctuate from one period to the next based on the timing of when extended payments are due as well as the mix of products sold. We recognize royalty revenues based on reported sales by third party licensees of products containing the Company's software, intellectual property and know-how. We recognize revenue from research collaboration agreements and government grants as earned upon performance of the services specified in the agreements and grants. Payments received that are related to future performance are deferred and recognized as revenue as the performance requirements are achieved. As of December 31, 2001, we had deferred revenues of approximately $6.6 million. The terms of our collaboration agreements generally require us to perform minimum levels of research. Our sources of potential revenue for the next several years are likely to be:

- payments under existing and possible future collaborative arrangements;
- royalties from our partners based on revenues received from any products commercialized under those agreements;
- sales of Discovery Tools and other instruments;
- licensing of software and intellectual property; and
- government research grants.

See Notes 1 and 2 of Notes to Financial Statements for a further discussion of our revenue recognition policies and our collaborative agreements.

Management is required to exercise judgment in establishing the appropriate level of warranty reserve for each Discovery Tool system delivered. The actual results with regard to warranty expenditures could have a material unfavorable impact on the Company if system failures or the cost to repair a system is greater than what the Company has used in estimating the warranty expense accrual.

Deferred Compensation

Deferred compensation for options granted to employees has been determined as the difference between the deemed fair market value of our common stock on the date options were granted and the exercise price. Deferred compensation for options granted to consultants has been determined in accordance with Statement of Financial Accounting Standards No. 123 as the fair value of the equity instruments issued. Deferred compensation for options granted to consultants is periodically remeasured as the underlying options vest.

In connection with the grant of stock options to employees and consultants, we recorded deferred stock compensation of approximately $5.4 million in the year ended December 31, 1999 and $760,000 in the year ended December 31, 1998. These amounts were initially recorded as a component of stockholders' equity and are being amortized by charges to operations over the vesting period of the options using the graded vesting method. We recorded amortization of deferred compensation of approximately $411,000 in 2001, $760,000 in 2000 and $3.8 million in 1999. The amortization expense relates to options awarded to employees and consultants in all operating expense categories. See Note 4 of Notes to Financial Statements.

Results of Operations

Years Ended December 31, 2000 and 2001

REVENUES

Our total revenues increased to $60.0 million in 2001 up 39% from $43.3 million in 2000. This increase was due largely to the growth in our Discovery Tools business which generated $15.4 million of revenue in 2001 up from $6.3 million in 2000. The remainder of the increase in revenue was attributable to the addition of new research collaborations.

The Company segregates revenue by Industry Collaborations, Proprietary Materials and Discovery Tools. Industry Collaboration revenue is further segregated into four categories for purposes of internal management reporting: Chemicals, Industrial Polymers, Electronic Materials, and Life Sciences and for 2001 includes a $300,000 license fee that is included in product and license revenues in the consolidated statement of operations.

	Years Ended December 31,	
(In thousands)	**2001**	2000
Industry Collaborations:		
Chemicals	**$26,200**	$21,122
Industrial polymers	**5,519**	6,965
Electronic materials	**3,604**	3,350
Life sciences	**7,606**	3,560
	42,929	34,997
Proprietary Materials:		
Life sciences	**2,000**	2,000
Discovery Tools	**15,091**	6,321
Total	**$60,020**	$43,318

The increase in Industry Collaboration revenue for the year ended December 31, 2001 was largely attributable to new research collaborations initiated with Chemical companies such as ExxonMobil and Life Science companies such as Merck. Applied Biosystems, Bayer, Celanese, ExxonMobil, and The Dow Chemical Company accounted for 7%, 13%, 9%, 12% and 14% of total revenue for the 12 months ended December 31, 2001, and 11%, 20%, 11%, 0% and 22% of revenue for the same period in 2000.

Revenue from research collaborations exceeded research and development costs for the year ended December 31, 2001 primarily because of increasing research contract profitability. The excess of research and development costs over research revenue during the year ended December 31, 2000 was primarily due to the research costs associated with internal projects in our Proprietary Materials business and the development costs associated with the initiation of our Discovery Tools business.

COST OF PRODUCTS SOLD

Cost of products sold was $6.6 million for the twelve month period ended December 31, 2001 compared to $2.8 million for the twelve month period ended December 31, 2000.

The increase in cost of products sold in the twelve month period ended December 31, 2001 was largely attributable to the Discovery Tools Polyolefins systems delivered to ExxonMobil Chemical Company, the Discovery Tools Rapid◊GPC™ system delivered to GIRSA and the Discovery Tools Polymerization systems delivered to both GIRSA and Sumitomo Chemical Company, Ltd. We have had limited sales of Discovery Tools systems and consumables to date, and the cost of products sold is expected to fluctuate from period to period and will be driven by the variability of product mix and sales volumes in each period.

RESEARCH AND DEVELOPMENT EXPENSES

The Company has entered into a number of research and development collaborations to perform research for customers in exclusive fields. The major collaborative arrangements all have similar contractual terms. Under the collaborative arrangements, Symyx is responsible for performing research at levels of either full time equivalent staffing or number of experiments as defined in the agreements. The collaborative partner is entitled to develop and commercialize materials discovered in or under collaboration within the defined field. Symyx typically receives research and development funding at specified amounts per full time equivalent employee working on the project or on a per experiment fee basis and is entitled to receive royalties on the sale of any products commercialized under the agreement or payments on the achievement of specified research milestones by the Company or its collaborative partners. The agreements also contain procedures by which the Company and the customer will determine royalty rates for the sale or license of products under the agreements.

The table below indicates the major collaborative partners, defined as those contributing greater than 10% of collaborative research revenue in 2001, for whom Symyx conducted research and development, together with the primary focus of the collaborations and the date upon which the current contract ends. Contracts may only be extended by mutual agreement between Symyx and the collaborative partner.

Partner	Current Research Contract Ends	Primary focus of collaborative efforts
Bayer	12/31/2001	Polyolefins, commodity chemicals
Celanese	12/31/2002	Catalysts for Commodity chemicals
Dow Chemical	3/31/2002	Polyolefins and pharmaceutical intermediates
Merck	3/31/2002	Workflow for rapid discovery, identification and characterization of novel crystalline salt and polymorphic forms of drug candidates

We do not track fully burdened research and development costs or capital expenditures by project. However, we estimate based on Full Time Equivalent ("FTE") effort, that approximately 78% of research & development efforts in 2001 were undertaken for collaborative projects funded by our partners, and approximately 22% of research effort was on our own internally funded research including development costs related to our Discovery Tools business. Due to the nature of our research and our dependence on our collaborative partners to commercialize the results of the research, we cannot predict with any certainty whether any particular collaboration or research effort will ultimately result in a commercial product and therefore whether we will achieve future milestones or royalty payments under our various collaborations.

Our research and development expenses consist primarily of salaries and other personnel-related expenses, facility costs, supplies, depreciation of facilities, and laboratory equipment.

Research and development expenses increased 8% from $35.9 million in 2000 to $38.7 million in 2001. The increase in 2001 was due primarily to increases in salaries and other personnel related costs, facilities costs and chemical and scientific supplies costs to support our additional collaborative and internal research efforts. These increases were partially offset by decreases in outside research and consultant costs and the deferred compensation charge.

Research and development expenses represented 91% of service revenues in 2001 and 103% of service revenues in 2000. The decrease as a percentage of revenue was due primarily to revenue increases associated with the addition of significant contracts and a reduction in outside research and consultant costs in 2001. Our core businesses are research to discover new materials and the sale of instruments and related software licenses. Accordingly, we expect to continue to devote substantial resources to research and development, and we expect that research and development expenses will continue to increase in absolute dollars.

GENERAL AND ADMINISTRATIVE EXPENSES

Our general and administrative expenses consist primarily of personnel costs for finance, human resources, business development, legal and general management, as well as professional expenses, such as legal and accounting. General and administrative expenses increased 6% from $11.8 million in 2000 to $12.5 million in 2001. Expenses increased primarily due to the addition of a number of business development personnel, increased salaries and other personnel related costs due to additional staffing necessary to manage and support our growth. General and administrative expenses also increased due to an increase in travel costs related mainly to business development and sales efforts. These increases were partially offset by a decrease in the deferred compensation charge.

General and administrative expenses represented 21% of total revenues in 2001 and 27% of total revenues in 2000. We expect that our general and administrative expenses will increase in absolute dollar amounts as we:

- expand our business development and administrative staff;
- add facilities; and
- incur escalating costs related to being a public company such as directors' and officers' insurance and professional fees.

NET INTEREST INCOME (EXPENSE)

Net interest income (expense) represents interest income earned on our cash and available-for-sale securities net of interest expense on equipment financing loans. Interest income decreased from $7.2 million in 2000 to $6.1 million in 2001. This decrease was due to lower interest rates in 2001. We anticipate that our interest income in 2002 will be significantly lower than 2001, due to our higher yielding securities being progressively replaced, on either maturity or sale, with securities yielding substantially lower interest rates in 2002. Interest expense decreased from $924,000 in 2000 to $660,000 in 2001. This decrease was due to a reduction in the outstanding balances of equipment financing loans used to partially fund our original acquisition of equipment. At December 31, 2001 we had fully repaid amounts owed under these equipment financing loans.

PROVISION FOR INCOME TAXES

We recorded an income tax provision of $1.3 million for the year ended December 31, 2001. The provision differs from the expected tax liability at a statutory rate primarily due to the realization of previously unbenefited deferred tax assets. We expect our average tax rate for 2002 to be significantly higher than our 2001 average rate as we have now realized the majority of the benefits related to previously incurred net operating losses.

There was no provision for income taxes for the year ended December 31, 2000 due to operating losses.

As of December 31, 2001, we had net deferred tax assets of approximately $2.0 million. Our net deferred tax assets primarily relate to revenue that has been recognized for income tax purposes but deferred for financial reporting purposes. At December 31, 2001, we had federal net operating loss carryforwards of approximately $6.3 million. The net operating loss carryforwards will expire in 2020, if not utilized. The valuation allowance for deferred tax assets includes approximately $2.4 million attributable to stock option deductions, the benefit of which will be credited to stockholders' equity upon realization. Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization.

Years Ended December 31, 1999 and 2000

REVENUES

Our total revenues increased to $43.3 million in 2000, up 42% from $30.5 million in 1999. This increase was due primarily to the introduction of our Discovery Tools business which generated $6.3 million of revenue in 2000 together with a development candidate transfer fee which provided revenue of $2 million in 2000. The remainder of the increase in revenue was attributable to the addition of new and expanded research collaborations with companies in the Chemicals, Industrial Polymers and Life Science industries, partially offset by the conclusion of the Siemens' Electronic Materials collaboration and a lower level of funding received by our Electronic Materials group from government grants.

	Years Ended December 31,	
(In thousands)	2000	1999
Industry Collaborations:		
Chemicals	$21,122	$19,454
Industrial polymers	6,965	4,834
Electronic materials	3,350	6,209
Life sciences	3,560	–
	34,997	30,497
Proprietary Materials:		
Life sciences	2,000	–
Discovery Tools	6,321	–
Total	$43,318	$30,497

Applied Biosystems, Bayer, Celanese and The Dow Chemical Company accounted for 11%, 20%, 11% and 22% of total revenue for the 12 months ended December 31, 2000, and 0%, 32%, 12% and 18% of revenue for the same period in 1999.

Revenue from research collaborations was less than research and development expense for the year ended December 31, 2000 due primarily to the research costs associated with internal projects primarily in our Proprietary Materials business and the development costs associated with the introduction of our Discovery Tools business. The excess of revenue over research and development costs during the year ended December 31, 1999 was primarily because we did not incur significant costs in our Discovery Tools and Proprietary Materials businesses.

COST OF PRODUCTS SOLD

Cost of products sold was $2.8 million for the twelve month period ended December 31, 2000. There was no product revenue and therefore no cost of products sold for the twelve month period ended December 31, 1999.

The increase in cost of products sold was due directly to the introduction of the Discovery Tools business, which first resulted in product revenue in the year 2000. The Company has limited sales of Discovery Tools systems and consumables to date, and the cost of products sold is expected to fluctuate from period to period and will be driven by the variability of product mix and sales volumes in each period.

RESEARCH AND DEVELOPMENT EXPENSES

Our research and development expenses consist primarily of salaries and other personnel-related expenses, facility costs, supplies, depreciation of facilities, and laboratory equipment.

Research and development expenses increased 35% from $26.6 million in 1999 to $35.9 million in 2000. The increase was due primarily to increases in salaries and other personnel related costs, facilities costs, collaborative research and consultant costs and chemical and scientific supplies costs to support our additional collaborative and internal research efforts. These increases were partially offset by a decrease in the deferred compensation charge.

Research and development expenses represented 87% of total revenues in 1999 and 83% of total revenues in 2000. The decrease as a percentage of total revenues was due primarily to revenue increases associated with the addition of significant contracts and the addition of product and license revenues in 2000. Our core businesses are research to discover new materials and the sale of instruments and related software. Accordingly, we expect to continue to devote substantial resources to research and development, and we expect that research and development expenses will continue to increase in absolute dollars.

GENERAL AND ADMINISTRATIVE EXPENSES

Our general and administrative expenses consist primarily of personnel costs for finance, human resources, business development, legal and general management, as well as professional expenses, such as legal and accounting. General and administrative expenses increased 55% from $7.6 million in 1999 to $11.8 million in 2000. Expenses increased primarily due to the addition of a number of business development personnel, increased salaries, consultant and other personnel related costs due to additional staffing necessary to manage and support our growth. General and administrative expenses also increased due to an increase in travel costs related mainly to business development and sales efforts, an increase in public relations costs associated with being a public company, an increase in insurance and license costs and expenses related to a proposed stock offering which was withdrawn during the three months ended March 31, 2000. These increases were partially offset by a decrease in the deferred compensation charge.

General and administrative expenses represented 25% of total revenues in 1999 and 27% of total revenues in 2000. We expect that our general and administrative expenses will increase in absolute dollar amounts as we:

- expand our business development and administrative staff;
- add facilities; and
- incur additional costs related to being a public company, including directors' and officers' insurance, investor relations programs and increased professional fees.

NET INTEREST INCOME (EXPENSE)

Net interest income (expense) represents interest income earned on our cash and available-for-sale securities net of interest expense on equipment financing loans. Interest income increased from $2.5 million in 1999 to $7.2 million in 2000. This increase was due to higher average cash balances. Interest expense decreased from $934,000 in 1999 to $924,000 in 2000. This decrease was due to a reduction in the outstanding balances of equipment financing loans used to partially fund our acquisition of equipment.

PROVISION FOR INCOME TAXES

Due to operating losses there was no provision for income taxes for the years ended December 31, 2000 and 1999.

LIQUIDITY AND CAPITAL RESOURCES

Symyx was cash flow positive for the year ended December 31, 2001, and finished the year with $113.3 million in cash, cash equivalents and marketable securities compared to $111.0 million at the end of 2000. During 2001, the Company completely paid off the remaining $6.7 million of debt that was incurred to fund capital expenditures in the early years of operation.

In prior years, we had financed our operations primarily through research and development funding from collaborative partners, net proceeds from our initial public offering of $81.4 million and, prior to the initial public offering, private placements of preferred stock totaling $52.2 million, and to a lesser extent, equipment financing loans.

Our operating activities provided $16.7 million, $1.7 million and $14.0 million of cash in 2001, 2000 and 1999, respectively. The sources of cash for the three years were primarily the receipt of research and development funding from collaborative partners and revenue from product sales, partially offset by operating expenses.

Net cash used in investing activities was $8.6 million in 2001, $19.2 million in 2000 and $81.2 million in 1999. The fluctuations from period to period are due primarily to the timing of purchases, sales and maturity of investment securities and purchases of property and equipment. Purchases of property and equipment were $11.0 million in 2001, $8.8 million in 2000 and $11.5 million in 1999. We expect to continue to make significant investments in the purchase of property and equipment to support our expanding operations.

Financing activities used cash of $3.2 million in 2001 and $806,000 in 2000, and provided cash of $82.1 million in 1999. These amounts are primarily the repayment of equipment and leasehold improvement loan financings partially offset by proceeds from the exercise of stock options in 2001 and 2000. The fluctuations from period to period are due primarily to the proceeds from the exercise of stock options. The source of cash in 1999 primarily represents the proceeds we received from our initial public offering in 1999. At December 31, 2001 we have repaid all amounts outstanding under loan financings.

Current liabilities decreased by approximately $3.0 million at December 31, 2001 as compared to December 31, 2000 and long term liabilities decreased by approximately $3.0 million at December 31, 2001 as compared to December 31, 2000. These decreases were both due primarily to the repayment of all amounts owing under our equipment and facility loans effective December 31, 2001. Deferred revenue decreased at December 31, 2001 as compared to December 31, 2000. This decrease was due to the timing of the receipt of advance payments, including technology access fees, under collaborative research programs and advance deposits for Discovery Tools systems.

As of December 31, 2001, we had committed funding of approximately $43.7 million including approximately $31.3 million from existing collaborative partners, excluding milestone payments which are contingent upon the success of the research and approximately $12.4 million for the sale of Discovery Tools systems.

As of December 31, 2001 and 2000, our principal commitments were $17.2 million and $18.9 million, respectively. Principal commitments consisted of our obligations under operating leases. We will satisfy these obligations as they become due over the next nine years.

We believe that our current cash balances and the cash flows generated by operations will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at least the coming year. Nonetheless, we may raise additional funds through public or private financing, collaborative relationships or other arrangements. We cannot assure you that additional funding, if sought, will be available on terms favorable to us. Further, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Collaborative arrangements may require us to relinquish our rights to some of our technologies or products. Our failure to raise capital when needed may harm our business and operating results.

A portion of our cash may be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, we may evaluate potential acquisitions of such businesses, products or technologies.

Symyx has not entered into any off-balance sheet financing arrangements and has not established any special purpose entities. Symyx has not guaranteed any debt or commitments of other entities or entered into any options on non-financial assets. The only transactions between Symyx and related parties during 2001 were:

- receipts from partial repayments of loans originally provided to certain employees and executive officers for the exercise of stock options prior to the Company's initial public offering in 1999; and
- Mario M. Rosati, one of our directors, is also a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation, which has served as our outside corporate counsel since our formation and has received compensation at normal commercial rates for these services.

Recent Accounting Pronouncements

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (Statement 141). This Statement addresses financial accounting and reporting for business combinations. Statement 141 supersedes APB Opinion No. 16, Business Combinations, and amends or supersedes a number of interpretations of that Opinion. Statement 141 requires that (1) all business combinations be accounted for by a single method - the purchase method, (2) all intangible assets acquired in a business combination are to be recognized as assets apart from goodwill if they meet one of two criteria - the contractual-legal criterion or the separability criterion and (3) in addition to the disclosure requirements in Opinion 16, disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. When the amounts of goodwill and intangible assets acquired are significant in relation to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class. The provisions of Statement 141 apply to all business combinations initiated after June 30, 2001. Statement 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The Company will adopt the provisions of Statement 141 for any business combinations that may be initiated.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles" ("Statement 142"). Under Statement 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their estimated useful lives. Symyx has not recorded any goodwill or indefinite lived intangible assets prior to December 31, 2001. The adoption of this statement as of January 1, 2002 is not expected to have a material impact on the Company's financial position, results of operations or cash flow.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("Statement 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a disposal of a segment of a business". Statement 144 is effective for fiscal years beginning after December 15, 2001. The Company will adopt Statement 144 as of January 1, 2002 and it does not expect that the adoption of the Statement will have a significant impact on the Company's financial position and results of operations.

Dividend Policy

We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, to support the development of our business and do not anticipate paying any cash dividends in the foreseeable future.

Quantitive and Qualitive Disclosures About Market Risk

Our exposure to market risk is principally confined to our cash, cash equivalents and investments which have maturities of less than two years. We maintain a non-trading investment portfolio of investment grade, liquid debt securities that limits the amount of credit exposure to any one issue, issuer or type of instrument. At December 31, 2001 our investment portfolio comprised approximately $15.7 million in money market funds and $97.7 million in U.S. corporate debt and U.S. treasury securities. The securities in our investment portfolio are not leveraged, are classified as available for sale and are therefore subject to interest rate risk. We currently do not hedge interest rate exposure. If market interest rates were to increase by 100 basis points, or 1%, from December 31, 2001 levels, the fair value of our portfolio would decline by approximately $568,000. The modeling technique used measures the change in fair values arising from an immediate hypothetical shift in market interest rates and assumes ending fair values include principal plus accrued interest.

Interest Rate Sensitivity

Principal Amount by Expected Maturity (in thousands)

Average Interest Rate

	2002	2003	Total	Fair Value 12/31/01
Available-for-sale securities	$74,174	$23,214	$97,389	$97,705
Average interest rate	4.22%	4.29%	4.24%	

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Symyx Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Symyx Technologies, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Symyx Technologies, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Palo Alto, California
January 25, 2002

SYMYX TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS

CONSOLIDATED BALANCE SHEETS	December 31, 2001	2000
(In thousands, except share information)		
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 15,621**	$ 10,624
Available-for-sale securities	**97,705**	100,416
Accounts receivable	**454**	993
Prepaid expenses	**955**	967
Inventories	**2,192**	2,763
Interest receivable and other current assets	**1,571**	1,936
Total current assets	**118,498**	117,699
Property and equipment, net	**28,532**	26,377
Deferred tax asset	**2,046**	–
Other assets	**1,994**	2,145
Total assets	**$ 151,070**	$146,221
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and other accrued liabilities	**$ 3,934**	$ 3,667
Accrued compensation and employee benefits	**1,118**	1,396
Income taxes payable	**3,068**	–
Deferred rent	**842**	604
Deferred revenue	**6,637**	9,734
Warranty reserve	**974**	440
Current portion of equipment and facility loans	**–**	3,719
Total current liabilities	**16,573**	19,560
Equipment and facility loans	**–**	3,010
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.001 par value, 10,000,000 shares authorized, issuable in series; no shares issued and outstanding.	**–**	–
Common stock, $0.001 par value, 100,000,000 shares authorized; 30,613,967 and 30,138,569 shares issued and outstanding at December 31, 2001 and 2000, respectively	**31**	30
Additional paid-in capital	**148,366**	144,748
Stockholder notes receivable	**(410)**	(621)
Deferred stock compensation	**(335)**	(822)
Accumulated other comprehensive income	**516**	325
Accumulated deficit	**(13,671)**	(20,009)
Total stockholders' equity	**134,497**	123,651
Total liabilities and stockholders' equity	**$ 151,070**	$146,221

See accompanying notes.

SYMYX TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
CONSOLIDATED STATEMENTS OF OPERATIONS	**2001**	2000	1999
(In thousands, except per share amounts)			
Revenues:			
Service revenues from collaborations and grants	**$ 42,629**	$ 34,999	$ 30,497
Product and license revenues	**17,391**	8,319	–
Total Revenues	**60,020**	43,318	30,497
Operating expenses:			
Cost of products sold	**6,591**	2,775	–
Research and development	**38,718**	35,898	26,628
Sales, general and administrative	**12,524**	11,798	7,624
Total operating expenses	**57,833**	50,471	34,252
Income (loss) from operations	**2,187**	(7,153)	(3,755)
Interest income	**6,117**	7,155	2,542
Interest and other expense	**(660)**	(924)	(934)
Income (loss) before income tax expense	**7,644**	(922)	(2,147)
Income tax expense	**1,306**	–	–
Net income (loss)	**$ 6,338**	$ (922)	$ (2,147)
Basic net income (loss) per share	**$ 0.21**	$ (0.03)	$ (0.27)
Shares used in computing basic net income (loss) per share	**29,904**	28,873	8,087
Diluted net income (loss) per share	**$ 0.20**	$ (0.03)	$ (0.27)
Shares used in computing diluted net income (loss) per share	**31,196**	28,873	8,087

See accompanying notes.

SYMYX TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY	Preferred Stock		Common Stock	
	Shares	Amount	Shares	Amount
(In thousands)				
Balance at January 1, 1999	20,561	$21	6,225	$ 6
Issuance of common stock net of issuance costs of $7,741	–	–	7,440	8
Repurchase of common stock	–	–	(43)	–
Issuance of common stock in exchange for services	–	–	25	–
Conversion of preferred stock to common stock on a 7 for 9 basis	(20,561)	(21)	15,992	16
Deferred stock compensation	–	–	–	–
Amortization of deferred stock compensation	–	–	–	–
Comprehensive income (loss):				
Net income (loss) for the year ended December 31, 1999	–	–	–	–
Unrealized gain (loss) on available-for-sale securities	–	–	–	–
Comprehensive loss				
Balance at December 31, 1999	–	–	29,639	$30
Repurchase of common stock	–	–	(43)	–
Issuance of common stock on exercise of options	–	–	436	–
Issuance of common stock under employee share purchase plan	–	–	91	–
Issuance of common stock in exchange for acquired technology	–	–	16	–
Repayment of notes receivable	–	–	–	–
Amortization of deferred stock compensation	–	–	–	–
Deferred stock compensation related to terminated employees	–	–	–	–
Comprehensive income (loss):				
Net income (loss) for the year ended December 31, 2000	–	–	–	–
Unrealized gain (loss) on available-for-sale securities	–	–	–	–
Comprehensive loss				
Balance at December 31, 2000	–	–	30,139	$30
Repurchase of common stock	–	–	(12)	–
Issuance of common stock on exercise of options	–	–	387	1
Issuance of common stock under employee share purchase plan	–	–	100	–
Repayment of notes receivable	–	–	–	–
Amortization of deferred stock compensation	–	–	–	–
Deferred stock compensation related to terminated employees	–	–	–	–
Tax benefit from employee stock option plans	–	–	–	–
Comprehensive income (loss):				
Net income (loss) for the year ended December 31, 2001	–	–	–	–
Unrealized gain (loss) on Foreign currency translation	–	–	–	–
Unrealized gain (loss) on available-for-sale securities, net of applicable income taxes of $336	–	–	–	–
Comprehensive income				
Balance at December 31, 2001	**–**	**–**	**30,614**	**$ 31**

See accompanying notes.

Additional Paid-In Capital	Stockholder Notes Receivable	Deferred Stock Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
$ 54,093	$(398)	$ (572)	$ (44)	$(16,940)	$ 36,166
82,413	(361)	–	–	–	82,060
(35)	28	–	–	–	(7)
222	–	–	–	–	222
5	–	–	–	–	–
5,350	–	(5,350)	–	–	–
–	–	3,794	–	–	3,794
–	–	–	–	(2,147)	(2,147)
–	–	–	(145)	–	(145)
					(2,292)
$142,048	$(731)	$(2,128)	$(189)	$(19,087)	$119,943
(50)	42	–	–	–	(8)
1,356	–	–	–	–	1,356
1,125	–	–	–	–	1,125
815	–	–	–	–	815
–	68	–	–	–	68
–	–	760	–	–	760
(546)	–	546	–	–	–
–	–	–	–	(922)	(922)
–	–	–	514	–	514
					(408)
$144,748	$(621)	$ (822)	$ 325	$(20,009)	$123,651
(2)	–	–	–	–	(2)
2,093	–	–	–	–	2,094
1,267	–	–	–	–	1,267
–	211	–	–	–	211
–	–	411	–	–	411
(76)	–	76	–	–	–
336	–	–	–	–	336
–	–	–	–	6,338	6,338
–	–	–	12	–	12
–	–	–	179	–	179
					6,529
$ 148,366	**$ (410)**	**$ (335)**	**$ 516**	**$ (13,671)**	**$ 134,497**

SYMYX TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
CONSOLIDATED STATEMENTS OF CASH FLOWS	**2001**	2000	1999
(In thousands)			
OPERATING ACTIVITIES			
Net income (loss)	**$ 6,338**	$ (922)	$ (2,147)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	**9,807**	6,477	4,248
Deferred compensation amortization	**411**	760	3,794
Deferred tax benefit	**(2,046)**	–	–
Changes in assets and liabilities:			
Accounts receivable	**539**	(31)	(336)
Prepaid expenses	**12**	588	(1,267)
Inventories	**571**	(2,301)	(462)
Other current assets	**365**	(459)	(926)
Accounts payable and other current liabilities	**267**	(1,284)	3,275
Accrued compensation and employee benefits	**(278)**	685	295
Income taxes payable	**3,068**	–	–
Deferred rent	**238**	126	31
Deferred revenue	**(3,097)**	(2,455)	8,017
Warranty reserve	**534**	440	–
Other long-term assets	**4**	27	(492)
Net cash provided by (used in) operating activities	**16,733**	1,651	14,030
INVESTING ACTIVITIES			
Purchases of property and equipment, net	**(10,980)**	(8,824)	(11,535)
Purchases of investments	**(89,901)**	(63,165)	(84,204)
Proceeds from sales of investments	**14,727**	–	–
Proceeds from maturities of investments	**77,839**	53,825	14,550
Acquisition of technology	**(250)**	(1,000)	–
Net cash provided by (used in) investing activities	**(8,565)**	(19,164)	(81,189)
FINANCING ACTIVITIES			
Proceeds from issuance of common stock, net of repurchases and issuance costs	**3,570**	2,498	82,053
Principal payments on equipment and facility loans	**(6,729)**	(3,304)	(2,709)
Proceeds from equipment and facility loans	**–**	–	2,715
Net cash provided by (used in) financing activities	**(3,159)**	(806)	82,059
Effect of foreign exchange rate changes in cash and cash equivalents	**(12)**	–	–
Net increase (decrease) in cash and cash equivalents	**4,997**	(18,319)	14,900
Cash and cash equivalents at beginning of year	**10,624**	28,943	14,043
Cash and cash equivalents at end of year	**$ 15,621**	$ 10,624	$ 28,943
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Interest paid	**$ 611**	$ 925	$ 1,090
Income taxes paid	**$ 366**	$ –	$ –
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Exercise of stock options for notes receivable	**$ –**	$ –	$ 333
Common shares issued and contribution of capital in consideration of services rendered	**$ –**	$ –	$ 222
Common shares issued and contribution of capital in consideration of technology acquisition	**$ –**	$ 815	$ –

See accompanying notes.

1. Summary of Significant Accounting Policies

ORGANIZATION AND BUSINESS

Symyx Technologies, Inc. (the "Company" or "Symyx"), was formed to research, develop, manufacture and market products through the application of combinatorial technologies in the area of materials science. To date, the Company's operations have involved research and development activities, a significant portion of which has been funded by collaborative partners, and product and license revenues related to the sale of Discovery Tools systems.

On November 18, 1999, the Company completed an initial public offering of its shares pursuant to which it issued 6,368,700 common shares for net proceeds of approximately $81,420,000. Immediately prior to the closing of the initial public offering, each outstanding share of preferred stock was converted to common stock on a seven-for-nine shares basis.

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Symyx Technologies AG, incorporated in Switzerland. All significant intercompany balances and transactions have been eliminated on consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

The actual results with regard to warranty expenditures could have a material unfavorable impact on the Company if system failures or the cost to repair a system is greater than what the Company has used in estimating the warranty expense accrual.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments, with maturities of three months or less on the date of purchase, to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

AVAILABLE-FOR-SALE INVESTMENTS

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such determination as of each balance sheet date. Through December 31, 2001 the Company has classified its entire investment portfolio as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest income. The estimated fair value amounts have been determined by the Company using available market information.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends are included in interest income.

The Company invests its excess cash primarily in deposits with banks and short-term and medium-term marketable securities. These investments primarily include corporate notes, money market funds and U.S. treasury notes. By policy, the Company restricts its investments to long-term bank obligations rated "A" or higher and short-term obligations rated "P1" or higher by Moody's or "A1" or higher by Standard & Poor's ("S&P"), and corporate obligations, including intermediate term notes rated "A" or higher and commercial paper rated "P1" or higher by Moody's, or "A1" or higher by S&P. By policy, the Company restricts its investments to instruments with maturities of less than twenty-four months.

The following is a summary of the fair value of cash, cash equivalents and available-for-sale securities (in thousands):

	December 31, 2001	December 31, 2000
Money market funds	**$ 15,621**	$ 9,337
Cash and bank accounts	**–**	1,287
U.S. corporate debt securities	**75,773**	100,416
U.S. Treasury securities	**21,932**	–
Total	**$113,326**	$111,040

Above amounts are included in the following:

	December 31, 2001	December 31, 2000
Cash and cash equivalents	**$ 15,621**	$ 10,624
Available-for-sale securities	**97,705**	100,416
Total	**$113,326**	$111,040

Following is a reconciliation of cash and cash equivalents (in thousands):

	December 31, 2001	December 31, 2000
Money market funds	**$15,621**	$ 9,337
Cash and bank accounts	–	1,287
Total cash and cash equivalents	**$15,621**	$10,624

Unrealized gains and losses are not material, and have, therefore, not been shown separately; however, they have been included as a separate component in the statement of stockholders' equity. Gross realized gains and losses on sales of available-for-sale securities were immaterial.

The fair value of the Company's investment in debt securities, by contractual maturity, is as follows (in thousands):

	December 31, 2001	December 31, 2000
Due in less than 1 year	**$74,271**	$ 64,140
Due in 1 to 2 years	**23,434**	36,276
Total	**$97,705**	$100,416

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed on the straight-line method using a life of three to five years for financial reporting purposes and by accelerated methods for income tax purposes. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets.

Property and equipment consists of the following (in thousands):

	December 31, 2001	December 31, 2000
Machinery and equipment	**$16,855**	$15,955
Computers and software	**3,510**	2,791
Leasehold improvements	**21,182**	16,191
Construction in progress	**2,392**	2,127
Furniture and fixtures	**1,005**	898
	44,944	37,962
Less accumulated depreciation and amortization	**(16,412)**	(11,585)
Property and equipment, net	**$28,532**	$26,377

At December 31, 2001, no property and equipment was pledged as collateral against borrowings. Amortization of leasehold improvements is included in depreciation expense. Depreciation expense was $8,825,000, $6,399,000 and $3,988,000 in 2001, 2000, and 1999, respectively.

LONG-LIVED ASSETS

The Company routinely evaluates the carrying value of its long-lived assets. The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that assets may be impaired and the undiscounted cash flows estimated to be generated by the assets are less than the carrying amount of those assets. To date, no impairment charges have been recognized.

REVENUE RECOGNITION

The Company recognizes revenues from research collaboration agreements and government grants as earned based upon the performance requirements of the agreements. Payments received prior to performance are deferred and recognized as revenue when earned over future performance periods. Collaboration agreements generally specify minimum levels of research effort required to be performed by the Company. Payments received under research collaboration agreements are not refundable if the research effort is not successful. Direct costs associated with these contracts and grants are reported as research and development expense.

Non-refundable up-front payments received in connection with research and development collaboration agreements, including technology access fees, are deferred and recognized on a straight-line basis over the relevant periods specified in the agreement, generally the research term. Revenue from milestone payments, which are substantially at risk until the milestones are completed, is recognized upon completion of these milestone events. Milestone payments to date have been immaterial.

Product and license revenues include sales of Discovery Tools hardware, software licenses and maintenance together with amounts earned for licenses to third parties licensed under the Company's intellectual property. Revenue from the sale of Discovery Tools systems is recognized when earned. Revenue is earned when persuasive evidence of an arrangement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable. This is generally upon shipment, transfer of title to and acceptance by the customer of the hardware, software and licenses to intellectual property unless there are extended payment terms. The Company considers all arrangements with payment terms extending beyond 12 months not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer. In multiple element arrangements, the Company uses the residual method to allocate revenue to delivered elements once it has established fair value for all undelivered elements. Payments received in advance under these arrangements are recorded as deferred revenue until earned.

Royalty revenues are recorded based on reported sales by third party licensees of products containing the Company's software, intellectual property and know-how.

The Company's software licenses may provide for technical support, bug fixes and rights to unspecified upgrades on a when-if-available basis for periods defined within the contract. Revenue related to this post contract customer support is deferred and recognized over the term of the contracted support.

Reserves are provided for warranty expenses at the time the associated revenue is recognized. Shipping and insurance costs associated with the sale of discovery tools systems are not material and are included in sales, general and administrative costs.

Amounts received from third parties for licenses to the Company's intellectual property are recognized when earned under the terms of the related agreements. Generally revenue is recognized upon transfer of the license unless the Company has continuing obligations for which fair value cannot be established, in which case the revenue is recognized over the period of the obligation.

Amounts received from third parties for options to license certain technology or enter collaborative arrangements upon specified terms are deferred until either the option is exercised or the option right expires.

CONCENTRATION OF REVENUE

During the years ended December 31, 2001, 2000 and 1999 the following customers contributed more than 10% of the Company's total revenue for the year (in thousands):

	Years Ended December 31,		
	2001	2000	1999
Applied Biosystems	**$4,400**	$4,600	$ –
Bayer AG	**7,535**	8,607	9,650
B.F. Goodrich Company	–	–	1,935
Celanese Ltd.	**5,204**	4,621	3,688
ExxonMobil	**7,309**	118	–
The Dow Chemical Company	**8,425**	9,520	5,500

The revenue from the above customers has been included in the following reportable segments for the years ended December 31, 2001, 2000 and 1999 (in thousands):

	Years Ended December 31,		
	2001	2000	1999
Industry Collaborations	**$25,054**	$22,396	$20,773
Proprietary Materials	**2,000**	2,000	–
Discovery Tools	**5,819**	3,070	–

INVENTORIES

Work in process is the only component of inventories for all periods presented and comprises customized Discovery Tool systems in the process of being built for customers. Inventories are carried at the lower of cost or market, determined on a specific identification basis.

ACQUISITION OF TECHNOLOGY

In February 2000, the Company exercised an option to license certain patent rights and know-how relating to synthesis and screening of diverse materials in connection with combinatorial materials science research. Symyx paid an amount of $750,000 and issued 16,262 shares of common stock to acquire these rights. The License Agreement also provides for Symyx to pay up to an additional $1,500,000 subject to the achievement of certain milestones. Subsequently milestone payments of $250,000 were made in each of July 2000 and December 2001. The exercise of this option and the subsequent milestone payments have been accounted for as an acquisition of technology and the associated costs are being amortized over the expected remaining useful life of the technology.

Acquired technology consists of the following (in thousands):

	December 31,	
	2001	2000
Acquired technology, at cost	**$2,065**	$1,815
Less accumulated amortization	**(730)**	(335)
Acquired technology, net	**$1,335**	$1,480

RESEARCH AND DEVELOPMENT

Symyx' policy is to expense as incurred all costs of research and development, including direct and allocated expenses, related both to costs incurred on its own behalf and on behalf of its customers. The types of costs classified as research and development expense include salaries of technical staff, consultant costs, chemical and scientific supplies costs, facilities rental and utilities costs related to laboratories and offices occupied by technical staff, depreciation on equipment and facilities used by technical staff and outside services such as machining and third-party research and development costs.

SOFTWARE DEVELOPMENT COSTS

Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility.

As the Company's business model has evolved, it has commenced bundling with the Discovery Tools it sells, licenses to software that was originally developed for internal research & development purposes. Due to the unique nature of the Discovery Tool systems, and the required product development process, technological feasibility is established only upon the completion of a working model. Costs incurred by the Company between the completion of the working model and the point at which the product is ready for general release have been insignificant. Accordingly, the Company has charged all such costs to research and development expense in the period incurred.

FOREIGN CURRENCY TRANSLATION

The financial statements of the Company's wholly owned subsidiary, Symyx Technologies AG, are measured using the local currency as the functional currency. Assets and liabilities of the subsidiary are translated at the rates of exchange at the balance sheet date. The resultant translation adjustments are recorded as a separate component of stockholders' equity as other comprehensive income and have not been significant to date. Income and expense items are translated at average monthly rates of exchange.

INCOME TAXES

Income taxes have been provided using the liability method in accordance with FASB Statement 109, "Accounting for Income Taxes". In accordance with FASB Statement 109, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

STOCK-BASED COMPENSATION

The Company generally grants stock options to its employees for a fixed number of shares with an exercise price equal to the fair value of the shares on the date of grant. As allowed under the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for stock awards to employees. Accordingly, no compensation expense is recognized in the Company's financial statements in connection with stock options granted to employees with exercise prices not less than fair value. Deferred compensation for options granted to employees is determined as the difference between the deemed fair market value of the Company's common stock on the date options were granted and the exercise price.

Compensation expense for options granted to non-employees has been determined in accordance with SFAS 123 as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Compensation expense for options granted to non-employees is periodically re-measured as the underlying options vest.

NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share has been computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. Pro forma basic net income (loss) per common share, as presented in the following table, has been computed for the year ended December 31, 1999 as described above, and also gives effect to the conversion of the convertible preferred stock, which converted to common stock immediately prior to the completion of the Company's initial public offering, (using the if-converted method) from the original date of issuance. Diluted net income (loss) per share has been calculated based on the shares used in the calculation of basic net income per share and the dilutive effect of stock options and shares subject to repurchase.

The following table presents the calculation of basic, diluted, and pro forma basic and diluted net income (loss) per share (in thousands, except per share data):

	Years Ended December 31,		
	2001	2000	1999
Net income (loss)	**$ 6,338**	$ (922)	$(2,147)
Weighted-average shares of common stock outstanding	**30,413**	29,884	9,599
Less: weighted-average shares subject to repurchase	**(509)**	(1,011)	(1,512)
Weighted-average shares used in computing basic net income (loss) per share	**29,904**	28,873	8,087
Dilutive effect of employee stock options, using the treasury stock method	**1,292**	–	–
Weighted-average shares used in computing diluted net income (loss) per share	**31,196**	28,873	8,087
Basic net income (loss) per share	**$ 0.21**	$ (0.03)	$ (0.27)
Diluted net income (loss) per share	**$ 0.20**	$ (0.03)	$ (0.27)
Pro forma (unaudited):			
Net loss			$(2,147)
Shares used above			8,087
Pro forma adjustment to reflect weighted effect of conversion of convertible preferred stock			14,080
Shares used in computing pro forma basic and diluted net loss per share			22,167
Pro forma basic and diluted net loss per share			$ (0.10)

The Company has excluded all convertible preferred stock, outstanding stock options, and shares subject to repurchase from the calculation of diluted loss per common share in 1999 and 2000 because all such securities are anti-dilutive for all those periods. The total number of shares excluded from the calculations of diluted net loss per share, prior to application of the treasury stock method for options, was 5,083,787 and 4,218,304 for the years ended December 31, 2000 and 1999, respectively. See Note 4 for further information on these securities.

COMPREHENSIVE INCOME (LOSS)

The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". The only components of other comprehensive income (loss) are unrealized gains and losses on available-for-sale securities and a foreign currency translation adjustment. Comprehensive income (loss) has been disclosed in the statement of stockholders' equity for all periods presented.

The components of accumulated other comprehensive income at December 31, 2001, 2000 and 1999 are as follows (in thousands):

	Foreign Currency Translation Adjustments	Unrealized Gains On Available-For-Sale Securities	Total
Balance at January 1, 1999	$ –	$ (44)	$ (44)
Unrealized losses on available-for-sale securities		(145)	(145)
Balance at December 31, 1999	–	(189)	(189)
Unrealized gains on available-for-sale securities	–	514	514
Balance at December 31, 2000		325	325
Foreign currency translation adjustment	12	–	12
Unrealized gains on available-for-sale securities, net of $336 taxes	–	179	179
Balance at December 31, 2001	$12	$504	$516

RECLASSIFICATIONS

Certain reclassifications have been made to prior year amounts to conform with the current year presentation of the Balance Sheet.

EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (Statement 141). This Statement addresses financial accounting and reporting for business combinations. Statement 141 supersedes APB Opinion No. 16, Business Combinations, and amends or supersedes a number of interpretations of that Opinion. Statement 141 requires that (1) all business combinations be accounted for by a single method - the purchase method, (2) all intangible assets acquired in a business combination are to be recognized as assets apart from goodwill if they meet one of two criteria - the contractual-legal criterion or the separability criterion and (3) in addition to the disclosure requirements in Opinion 16, disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. When the amounts of goodwill and intangible assets acquired are significant in relation to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class. The provisions of Statement 141 apply to all business combinations initiated after June 30, 2001. Statement 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The Company will adopt the provisions of Statement 141 for any business combinations that may be initiated.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles" ("Statement 142"). Under Statement 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their estimated useful lives. Symyx has not recorded any goodwill or indefinite lived intangible assets prior to December 31, 2001. The adoption of this statement as of January 1, 2002 is not expected to have a material impact on the Company's financial position, results of operations or cash flow.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("Statement 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a disposal of a segment of a business". Statement 144 is effective for fiscal years beginning after December 15, 2001. The Company will adopt Statement 144 as of January 1, 2002 and it does not expect that the adoption of the Statement will have a significant impact on the Company's financial position and results of operations.

2. Research and Development Arrangements

The Company has entered into a number of multi-year research and development collaborations to perform research for partners in exclusive fields over multiple years. The major collaborative arrangements all have similar contractual terms and are non-cancelable other than for material breach or certain other conditions. Under the collaborative arrangements, the Company is responsible for performing research at levels defined in the agreement, including synthesis, screening and informatics. The partner, in turn, is entitled to develop and commercialize materials discovered in or under collaboration within the defined field. The Company typically receives research and development funding at specified amounts per full time equivalent employee working on the project and is entitled to receive royalties on the sale of any products commercialized under the agreement or payments on the achievement of specified research milestones. The agreements also contain procedures by which the Company and the partner will determine royalty rates for the sale or license of products under the agreements.

The table below indicates some of the significant collaborative partners for whom the Company conducted research and development in 2001, together with the primary focus of the collaborations. In addition to these partners we have a number of undisclosed partners, none of which individually constituted more than 6% of total revenue in 2001:

Partner	Primary focus of collaborative efforts
ABB Lumus Global	Environmentally improved automotive fuels
Applied Biosystems	Polymers for DNA separation
BASF	Specialty polymers for industrial formulations
Bayer	Polyolefins, commodity chemicals
Celanese	Catalysts for Commodity chemicals
Dow Chemical	Polyolefins and pharmaceutical intermediates
Eveready	Battery materials
ExxonMobil	Production of olefins
Imperial Chemical Industries (ICI)	High value specialty polymers for high quality industrial applications
Merck	Workflow for rapid discovery, identification and characterization of novel crystalline salt and polymorphic forms of drug candidates
Rhodia	Specialty chemicals
Unilever	Polymers for product formulations used in home and personal care products

Under the typical collaborative arrangement, the Company owns all inventions conceived and reduced to practice solely by the Company in connection with activities under the agreements and all know-how and intellectual property rights related thereto; and the Company and the collaborative partner jointly own all inventions made, conceived, reduced to practice, or otherwise developed jointly by employees or consultants of the Company and those of the collaborative partner in connection with activities under the agreement and all know-how and intellectual property rights related thereto. The Company's collaborative partners typically receive an exclusive license in the defined field of the collaborative agreement.

The agreements are typically cancelable only in the event of breach by either party. As of December 31, 2001, the Company had committed funding from existing collaborative partners, excluding milestone payments which are contingent upon the success of the research, of approximately $31.3 million. Revenue from collaborative partners who individually comprised more than 10% of revenue are included within Note 1 – Concentration of Revenue.

During 1999, the Company was awarded grants from the U.S. Office of Naval Research Defense Advanced Research Projects Agency (DARPA) and the U.S. Department of Energy. During 2000, an extension to the 1999 grant was awarded to the Company. Under these grants, the Company was reimbursed for research costs over various periods as specified in the awards. During the years ended December 31, 2001, 2000 and 1999, revenue recognized under these grants was approximately $0, $1,596,000 and $2,811,000, respectively.

The Company does not track or allocate actual costs by collaboration or project, as the requirement from its collaborative partners is to staff the various projects on a full-time-equivalent ("FTE") employee basis. Accordingly, the Company tracks the assignment of these FTE's to each project over time. Based on the analysis of these FTE's, for the twelve months ended December 31, 2001, approximately 78% of the Company's research effort, determined based on employee hours charged to a project, was on research for collaborative projects funded by our partners. The remaining 22% of research effort was on Symyx funded research and development. The focus of the Symyx funded programs in 2001 was largely on life sciences, such as materials for genomics and pharmaceutical development, and on industrial polymer applications as well as the next generation of Discovery Tools. In 2000 and 1999 approximately 75% and 86%, respectively, of the Company's research effort was for collaborative projects funded by our partners with approximately 25% and 14%, respectively, being Symyx funded research.

3. Facility Lease and Other Commitments

The Company entered into an 11 year operating lease agreement for a facility commencing February 1, 1997, with rent payments commencing July 1, 1998. In May 1999, the Company entered into an eight-and-a-half-year operating lease agreement for an additional facility commencing October 1999. In February 2000, the Company entered into an agreement to lease a third facility. The lease commenced on October 1, 2000 and has an initial term of ten years with an option to extend the initial term for an additional five years.

Rent expense, which is being recognized on a straight-line basis over the lease terms, was approximately $2,230,000, $1,160,000 and $426,000, for the years ended December 31, 2001, 2000, and 1999, respectively. Future commitments under the operating leases for the facilities are as follows (in thousands):

Years ending December 31,	
2002	$ 2,021
2003	1,992
2004	2,064
2005	2,148
2006	2,234
Thereafter	6,708
	$17,167

In connection with the build out of the Company's facility, the Company entered into a loan and security agreement in January 1997 for up to $6,000,000. Amounts drawn under the loan bear a weighted-average interest rate of 13.9%, have a term of 48 months and are secured by the building improvements financed. The Company issued 155,555 shares of common stock to the lender at $0.19 per share in January 1997 in connection with this arrangement. As of December 31, 1998, the Company had drawn the full amount available under the arrangement.

In December 1998, the Company entered into loan and security arrangements for up to $10,000,000 with Transamerica Business Credit and LMSI Venture Finance. Amounts drawn under the loans bear interest rates of approximately 8.5% to 10.0%, have a term of 48 months, and are secured by equipment financed by proceeds under the agreements. Under these agreements, $5,624,000 was drawn in 1998 and an additional $2,715,000 was drawn in 1999. No additional amounts are available for draw down under these loan and security arrangements as they expired during 2000.

As of December 31, 2001 all principle and interest owing under these loan agreements had been repaid in full.

4. Stockholders' Equity

CONVERTIBLE PREFERRED STOCK

In September 1999, the board of directors approved an amendment to the Company's articles of incorporation to authorize 10,000,000 shares of undesignated preferred stock, for which the board of directors is authorized to fix the designation, powers, preferences and rights and an increase in the authorized number of shares of common stock to 100,000,000 shares.

Immediately prior to closing of the initial public offering in November 1999, all 20,561,156 outstanding shares of Series A,B,C and D Convertible preferred stock of the Company were converted into 15,991,849 shares of Common Stock.

COMMON STOCK

Included in the common shares outstanding at December 31, 2001 and 2000 are 283,727 and 750,821 shares of common stock subject to repurchase rights, which generally expire ratably over four or five years from date of issuance. Certain of these shares were issued pursuant to full-recourse notes receivable, which bear interest at rates between 4.6% and 6.0% per annum and are due and payable on the earlier of 120 days after termination of the participant's employment with the Company, or on various dates beginning in February 2003 and ending in August 2004 – see Note 7. In 1998, the Company sold 525,000 shares of common stock to its Chief Executive Officer concurrent with the commencement of his employment. The shares are subject to the Company's right of repurchase at the original purchase price, in the event of termination, which lapses over a four year period and unvested shares have been included above in the reported common stock subject to repurchase rights at December 31, 2001 and 2000.

As of December 31, 2001, the Company has reserved 6,296,858 shares of common stock for future issuance in relation to the Company's Stock Option Plans.

STOCK PURCHASE PLAN

In October 1999, the Company's shareholders approved the adoption of the 1999 Employee Stock Purchase Plan (the "Purchase Plan"). A total of 300,000 shares of the Company's common stock were initially reserved for issuance under the Purchase Plan. The Purchase Plan permits eligible employees to purchase common stock at a discount, but only through payroll deductions, during concurrent 24-month offering periods. Each offering period will be divided into four consecutive six-month purchase periods. The price at which stock is purchased under the Purchase Plan is equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. In addition, the Purchase Plan provides for annual increases in the number of shares available for issuance under the Purchase Plan on the first day of each fiscal year, equal to the lessor of 1% of the outstanding shares of common stock on the first day of the fiscal year, 350,000 shares, or a lesser amount as determined by the board of directors. At December 31, 2001, shares of common stock available for future issue under the Stock Purchase Plan are 797,617.

STOCK OPTION PLANS

The Company's 1996 Stock Option Plan was adopted in March 1996 and provided for the issuance of options for up to 1,153,444 shares of common stock to employees, directors and consultants.

During 1997, the Company's board of directors approved the adoption of the 1997 Stock Option Plan with terms and conditions the same as those of the 1996 Stock Option Plan (collectively, the "Qualified Plans"). The 1997 Stock Option Plan provides for the issuance of options for up to 5,346,556 shares of common stock to employee and consultants. The Qualified Plan provides for an annual increase in the number of shares of common stock reserved for issuance equal to the lesser of 1,500,000 shares, 4% of the outstanding shares on the date of the annual increase, or a lesser amount as determined by the board of directors.

In October 2001, the Company's board of directors approved the adoption of the 2001 Nonstatutory Stock Option Plan (the "NSO Plan"). The NSO Plan provides for the issuance of options for up to 1,000,000 shares of common stock to non-executive employees and consultants.

Stock options granted under the Qualified Plans may be either incentive stock options or nonstatutory stock options, whereas stock options granted under the NSO Plan are nonstatutory stock options. Options are generally granted with exercise prices equal to the fair value of the common stock on the grant date, as determined by the board of directors. The options expire no more than 10 years after the date of grant or earlier if employment or relationship as a director or consultant is terminated. The board of directors shall determine the times during the term when the options may be exercised and the number of shares for which an option may be granted. Options may be granted with different vesting terms from time to time but will provide for annual vesting of at least 20% of the total number of shares subject to the option. The Company allows early exercise of options, subject to repurchase rights until such options are fully vested.

No options have been granted under the 2001 NSO Plan as of December 31, 2001. A summary of activity under the 1996 and 1997 Stock Option Plans is as follows:

	Outstanding Stock Options		
	Number of Shares	Exercise Price	Weighted- Average Exercise Price
Balance at January 1, 1999	1,954,220	$ 0.19 – $ 0.96	$ 0.54
Options granted	2,209,817	$ 0.96 – $33.00	$ 7.50
Options exercised	(1,071,580)	$ 0.19 – $12.00	$ 0.93
Options canceled	(253,959)	$ 0.19 – $ 1.93	$ 0.64
Balance at December 31, 1999	2,838,498	$ 0.01 – $33.00	$ 5.80
Options granted	2,054,105	$24.13 – $62.63	$47.83
Options exercised	(418,669)	$ 0.19 – $31.88	$ 3.24
Options canceled	(592,228)	$ 0.19 – $57.00	$17.23
Balance at December 31, 2000	3,881,706	$ 0.01 – $62.63	$26.57
Options granted	1,705,387	$12.13 – $31.25	$22.64
Options exercised	(386,910)	$ 0.19 – $25.50	$ 5.16
Options canceled	(400,864)	$ 0.19 – $62.63	$30.28
Balance at December 31, 2001	4,799,319	$ 0.19 – $58.25	$26.59

At December 31, 2001, 2000 and 1999, vested and outstanding options for 2,056,819, 2,200,389 and 580,476 shares were exercisable at weighted-average exercise prices of $13.33, $9.95 and $1.84, respectively. The weighted-average grant date fair value of options granted during the years ended December 31, 2001, 2000 and 1999 was $13.62, $28.77 and $4.01, respectively. At December 31, 2001, options for shares of common stock available for future grants under the 1997 Stock Option Plan are 497,539 and under the 2001 NSO Plan are 1,000,000.

An analysis of options outstanding at December 31, 2001 is as follows:

				Options Vested	
Exercise Price	Options Outstanding at December 31, 2001	Weighted-Average Remaining Contractual Life	Options Weighted-Average Exercise Price	Vested at December 31, 2001	Weighted-Average Exercise Price
		(in years)			
$ 0.19 – $ 0.39	206,209	5.6	$ 0.34	206,209	$ 0.34
$ 0.96 – $ 0.96	322,854	6.9	$ 0.96	322,854	$ 0.96
$ 1.93 – $ 6.43	347,213	7.4	$ 3.86	347,213	$ 3.86
$ 11.57 – $ 17.12	1,008,869	8.4	$ 12.60	628,718	$ 11.98
$ 17.43 – $ 25.50	1,261,616	9.1	$ 25.06	238,533	$ 25.05
$ 26.51 – $ 38.13	450,844	8.7	$ 31.96	199,206	$ 31.41
$ 39.81 – $ 58.25	1,201,714	8.2	$ 55.90	114,086	$ 52.08
	4,799,319	8.3	$ 26.59	2,056,819	$ 13.33

Pro forma net loss information is required by SFAS 123, computed as if the Company had accounted for its employee stock options granted under the fair value method of that Statement. The fair value for options granted prior to the Company's initial public offering in November 1999 were estimated at the date of grant using the minimum value method. Options granted following the Company's November 1999 initial public offering have been valued using the Black-Scholes method with an expected stock volatility of 0.84 in 2001, 0.84 in 2000 and 0.70 in 1999. Other valuation assumptions are as follows:

	2001	2000	1999
Expected dividend yield	**0%**	0%	0%
Risk-free interest rate	**4.6%**	6.4%	5.5%
Expected life (years)	**3.5**	3.5	3.5

The fair value of issuances under the Employee Stock Purchase Plan is estimated on the issuance date using the Black-Scholes model assuming no expected dividends and the following weighted average assumptions for issuance made in 2001 and 2000. No issuances were made in 1999.

	2001	2000
Expected stock price volatility	**0.84**	0.84
Risk-free interest rate	**4.70%**	6.40%
Expected life (years)	**0.62**	0.50

Had the Company valued its stock options and stock purchase rights according to the fair value provisions of SFAS 123, pro forma net income (loss) and pro forma net income (loss) per share would have been as follows (in thousands):

	Years Ended December 31,		
	2001	2000	1999
Net income (loss):			
As reported	**$ 6,338**	$ (922)	$(2,147)
Pro forma for SFAS 123	**$(18,359)**	$(19,419)	$(3,031)
Basic net income (loss) per share:			
As reported	**$ 0.21**	$ (0.03)	$ (0.27)
Pro forma for SFAS 123	**$ (0.61)**	$ (0.67)	$ (0.37)
Diluted net income (loss) per share:			
As reported	**$ 0.20**	$ (0.03)	$ (0.27)
Pro forma for SFAS 123	**$ (0.61)**	$ (0.67)	$ (0.37)

During the years ended December 31, 1999 and 1998, in connection with the grant of certain share options to employees, the Company recorded deferred stock compensation of $4,070,000 and $605,000, respectively, representing the difference between the exercise price and the deemed fair value of the Company's common stock on the date such stock options were granted. During the years ended December 31, 1999 and 1998, the Company also recorded deferred compensation with respect to stock options granted to consultants totaling $1,502,000 and $155,000, respectively. Options granted to consultants are generally variable awards and are revalued at the end of each accounting period in accordance with SFAS 123 and EITF 96-18 using a Black-Scholes model and the following weighted-average assumptions for 1998 and 1999: estimated volatility of 0.5, risk-free interest rate of 5.0%, no dividend yield; and an expected life of the option equal to the full term, generally ten years from the date of grant. The resulting values are charged to expense as they are earned. All consultant awards were fully vested during 1999 and no additional awards to consultants were granted in 2001 or 2000. Deferred compensation is included as a reduction of stockholders' equity and is being amortized to expense on a graded vesting method. During the years ended December 31, 2001, 2000 and 1999, the Company recorded amortization of deferred stock compensation expense of approximately $411,000, $760,000 and $3,794,000, respectively. At December 31, 2001, the Company had a total of approximately $335,000 remaining to be amortized over the corresponding vesting period of each respective option.

The amortization of deferred stock compensation, combined with the expense associated with stock options granted to non-employees, has been included in the following items in the accompanying statements of operations (in thousands):

	Years Ended December 31,		
	2001	2000	1999
Research & development	**$308**	$588	$2,664
Sales, general & administrative	**103**	172	1,130
Total	**$411**	$760	$3,794

5. Income Taxes

The provision for (benefit from) income taxes consisted of the following (in thousands):

	Years Ended December 31,		
	2001	2000	1999
Current:			
Federal	**$2,437**	$ –	$ –
State	**905**	–	–
Foreign	**10**	–	–
Total	**3,352**	–	–
Deferred:			
Federal	**(2,046)**	–	–
Provision for income taxes	**$1,306**	$ –	$ –

The reconciliation of federal statutory income tax rate to the Company's effective income tax rate is as follows (in thousands):

	Years Ended December 31,		
	2001	2000	1999
Expected provision (benefit) at federal statutory rate	**$2,676**	$(323)	$(751)
State taxes, net of federal benefit	**588**	–	–
Research & development credits	**(207)**	–	–
Valuation allowance (utilized)/provided	**(1,990)**	323	751
Other individually immaterial items	**239**	–	–
Provision for income taxes	**$1,306**	$ –	$ –

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	December 31,	
	2001	2000
Deferred tax assets:		
Net operating loss carryforwards	**$2,213**	$6,609
Research & development tax credits	**480**	1,448
Deferred revenue	**2,046**	–
Capitalized research & development	**367**	432
Depreciation	**2,988**	–
Other individually immaterial items	**1,497**	718
Total deferred tax assets	**9,591**	9,207
Valuation allowance for deferred tax assets	**(7,209)**	(9,207)
Total deferred tax assets	**2,382**	–
Deferred tax liabilities:		
Investment holdings	**(336)**	–
Net deferred tax assets	**$2,046**	$ –

SFAS No. 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes the Company historical operating performance, the Company has provided a valuation allowance against deferred tax assets that it determined may not be realizable as of December 31, 2001.

The net valuation allowance decreased by approximately $2.0 million, increased by approximately $2.2 million and decreased by approximately $400,000 during the years ended December 31, 2001, 2000 and 1999, respectively.

The valuation allowance for deferred tax assets includes approximately $2.4 million attributable to stock option deductions, the benefit of which will be credited to stockholders' equity upon realization.

As of December 31, 2001, the Company had a federal net operating loss carryforward of approximately $6.3 million. The net operating loss carryforward will expire in 2020, if not utilized.

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

6. Segment Disclosure

Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131), requires disclosures of certain information regarding operating segments, products and services, geographic areas of operation and major customers. The method for determining what information to report under SFAS 131 is based upon the "management approach," or the way that management organizes the operating segments within a company, for which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources and in assessing performance. Symyx' CODM is the Chief Executive Officer. The CODM evaluates the performance of the Company based on consolidated profit or loss from operations before income taxes. For the purpose of making operating decisions, the CODM primarily considers financial information presented on a consolidated basis accompanied by disaggregated information about revenues. Revenue is defined as revenues from external customers.

Symyx allocates research personnel time to each collaboration arrangement on a full-time-equivalent basis but does not allocate actual research and development expenses to each collaboration or business segment. The Company does not assess segment performance below the revenue level or allocate sales, general or administrative expenses or assets to the individual segments and, therefore, financial performance including depreciation and amortization and capital expenditures is not reported on a segment basis.

Symyx provides research services to its partners through its Industry Collaborations business, seeks to license discovered materials through its Proprietary Materials programs, and offers selective access to its proprietary technologies, including instruments, software and intellectual property, through its Discovery Tools business.

The disaggregated financial information reviewed by the CODM is as follows. During the fourth quarter of fiscal 2001, the Company began segregating Industry Collaboration revenue into four categories for purposes of internal management reporting: Chemicals, Industrial Polymers, Electronic Materials, and Life Sciences. The CODM began reviewing this revenue information on an industry basis as well as by Business Unit.

	Years Ended December 31,		
(In thousands)	**2001**	2000	1999
Industry Collaborations:			
Chemicals	**$26,200**	$21,122	$19,454
Industrial polymers	**5,519**	6,965	4,834
Electronic materials	**3,604**	3,350	6,209
Life sciences	**7,606**	3,560	–
	42,929	34,997	30,497
Proprietary Materials:			
Life sciences	**2,000**	2,000	–
Discovery Tools	**15,091**	6,321	–
Total	**$60,020**	$43,318	$30,497

All revenue is generated in the United States for all periods presented. All significant long-lived assets were geographically located in the United States for all periods presented.

GEOGRAPHIC AREA DATA

	Years Ended December 31,		
(In thousands)	**2001**	2000	1999
United States	**$34,926**	$17,510	$10,246
Germany	**13,222**	17,277	17,336
France	**1,000**	–	–
Switzerland	**–**	1,100	1,080
United Kingdom	**2,033**	4,717	1,835
Mexico	**3,221**	2,712	–
Japan	**5,618**	2	–
Total	**$60,020**	$43,318	$30,497

Revenues are attributed to the above geographic locations based on the physical location of Symyx' customers, notwithstanding, all revenue is actually generated in the United States for all periods presented.

All significant long-lived assets were geographically located in the United States for all periods presented.

7. Related Party Transactions

Prior to its initial public offering, the Company implemented a program under which directors, executive officers and certain other employees were permitted to purchase restricted stock or to exercise stock options pursuant to full recourse promissory notes. The notes bear interest between 4.6% and 6.0% per annum and are due and payable on the earlier of 120 days after termination of employment or on various dates beginning in February 2003 and ending in August 2004. In 1999 and 1998, loans were made in the amount of $361,000 and $398,000, respectively, pursuant to this program. During 2001, 2000 and 1999, $211,000, $68,000 and $0 of these promissory notes were repaid, respectively and $0, $42,000 and $27,000 respectively, were cancelled due to repurchase of the underlying stock. In addition, in 1998, the Company loaned $300,000 to an officer in connection with certain relocation expenses. This loan was repaid in full in July 1999.

8. Financial Instruments

The Company has not entered into any derivative contracts at December 31, 2001. The following is a summary of the Company's risk management strategies and the effect of these strategies on the Company's consolidated financial statements.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and investments. The Company does not carry a significant trade accounts receivable balance. The Company maintains cash and cash equivalents and available-for-sale investments in various corporate debt securities, money market funds and U.S. Treasury notes. The Company's policy is designed to limit exposure to any one institution or company. The relative credit standing of the note holders is monitored to ensure compliance with the Company's investment strategy. The Company does not require collateral on these financial instruments.

INVESTMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Accounts receivable and accounts payable: The carrying amounts reported in the balance sheet for accounts receivable and accounts payable approximate their fair value.

Available-for-sale securities: The fair values for available-for-sale equity securities are based on quoted market prices. The fair values for available-for-sale securities together with information in relation to their maturity dates is included in Note 1 to these financial statements.

9. Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 2001 and 2000 (in thousands, except per share amounts).

	Three Months Ended			
2001	Mar. 31	Jun. 30	Sept. 30	Dec. 31
Total revenues	$14,013	$15,370	$15,856	$14,781
Operating expenses:				
Cost of products sold	2,286	1,829	1,609	867
Research and development	10,305	9,998	9,752	8,663
Sales, general and administrative	2,874	3,003	3,306	3,341
Total operating expenses	15,465	14,830	14,667	12,871
Interest income (expense), net	1,667	1,426	1,468	896
Income before income tax expense	215	1,966	2,657	2,806
Income tax expense	35	259	457	555
Net income	$ 180	$ 1,707	$ 2,200	$ 2,251
Basic net income per share	$ 0.01	$ 0.06	$ 0.07	$ 0.07
Diluted net income per share	$ 0.01	$ 0.05	$ 0.07	$ 0.07

	Three Months Ended			
2000	Mar. 31	Jun. 30	Sept. 30	Dec. 31
Total revenues	$12,051	$11,047	$ 8,817	$11,403
Operating expenses:				
Cost of products sold	196	1,533	29	1,017
Research and development	8,581	8,871	8,657	9,789
Sales, general and administrative	3,093	3,152	2,723	2,830
Total operating expenses	11,870	13,556	11,409	13,636
Interest income (expense), net	1,493	1,534	1,587	1,617
Net income (loss)	$ 1,674	$ (975)	$ (1,005)	$ (616)
Basic net income (loss) per share	$ 0.06	$ (0.03)	$ (0.03)	$ (0.02)
Diluted net income (loss) per share	$ 0.05	$ (0.03)	$ (0.03)	$ (0.02)

CORPORATE INFORMATION

BOARD OF DIRECTORS

Steven Goldby
Chairman of the Board and
Chief Executive Officer
Symyx Technologies, Inc.

Thomas R. Baruch
General Partner
CMEA Ventures

Samuel D. Colella
Managing Director
Versant Ventures

Martin S. Gerstel
Chairman
Compugen, Ltd.

Francois A. L'Eplattenier
Chairman
Novartis Venture Fund

Kenneth J. Nussbacher
Fellow
Affymetrix, Inc.

Mario M. Rosati
Partner
Wilson Sonsini Goodrich & Rosati

Peter G. Schultz, Ph.D.
Institute Director
Genomics Institute of the
Novartis Research Foundation

CORPORATE OFFICERS

Steven Goldby
Chairman of the Board and
Chief Executive Officer

Isy Goldwasser
President and Chief Operating Officer

W. Henry Weinberg, Ph.D.
Senior Vice President and
Chief Technical Officer

Jeryl L. Hilleman
Senior Vice President and
Chief Financial Officer

CORPORATE HEADQUARTERS

3100 Central Expressway
Santa Clara, CA 95051

INTERNET ADDRESS

www.symyx.com

AUDITORS

Ernst & Young LLP
Palo Alto, California

LEGAL COUNSEL

Wilson Sonsini Goodrich & Rosati
Palo Alto, California

COMMON STOCK

Listed on Nasdaq: "SMMX"

ANNUAL MEETING

May 30, 2002
9 a.m.
Symyx Technologies, Inc.
1263 East Arques Ave.
Sunnyvale, CA 94085

TRANSFER AGENT & REGISTRAR

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
161 North Concord Exchange Street
South St. Paul, Minnesota 55075-1139
1-800-468-9716

SEC FORM 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K will be available without charge upon written request to Symyx Technologies, Inc., 3100 Central Expressway, Santa Clara, CA 95051.

STOCKHOLDER INQUIRIES

Inquiries related to stock transfer or lost certificates should be directed to the Transfer Agent (800) 468-9716. General information regarding the Company can be obtained by contacting Symyx Technologies, Inc. Investor Relations department (408) 764-2000 or through our web site at www.symyx.com. Recent news releases can also be accessed on our web site.

PRICE RANGE OF COMMON STOCK

The Company's Common Stock trades on the Nasdaq Stock Market under the symbol SMMX. As of February 28, 2002 there were approximately 236 holders on record of the Company's Common Stock. No cash dividends have been paid on the Common Stock to date and the Company currently intends to retain any earnings for the development of the Company's business and does not expect to pay any cash dividends for the foreseeable future.

Highs and lows based on closing price only

2000	Low	High
First Quarter	$29.63	$80.00
Second Quarter	$18.73	$47.75
Third Quarter	$33.75	$52.38
Fourth Quarter	$28.13	$50.44

2001	Low	High
First Quarter	$11.81	$40.13
Second Quarter	$11.75	$28.33
Third Quarter	$11.66	$25.10
Fourth Quarter	$14.11	$21.83

Symyx Technologies, Inc.
3100 Central Expressway
Santa Clara, CA 95051
TEL 408.764.2000
FAX 408.748.0175
www.symyx.com

Symyx®